[redacted]

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 29 2015
WASH, D.C.
196

SECURITIES
W

15026250

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 03/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CPS Financial & Insurance Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 MacArthur Blvd., Suite 800
(No. and Street)

Newport Beach,	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Barnes — 949 442-7519 x 108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

American LegalNet, Inc.
www.FormsWorkFlow.com

6/2/15

OATH OR AFFIRMATION

I, Lisa Barnes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CPS Financial & Insurance Services, Inc., as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Lisa Barnes
Signature

Finop / CFO
Title

see attached Jurat
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American LegalNet, Inc.
www.FormsWorkFlow.com

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to ~~(or affirmed)~~ before me on this 13th day of May, 2015, by Lisa Barnes CFO, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ANNE-MARIE ALEXANDER
Commission # 2004051
Notary Public - California
Orange County
My Comm. Expires Jan 14, 2017

(Seal) Signature Alexander

CPS Financial & Insurance Services, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended March 31, 2015

Contents

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Registered Public Accounting Firm

Auditor's Standard Report

To the Board of Directors and Shareholders
of CPS Financial & Insurance Services, Inc.

I have audited the accompanying statement of financial condition of CPS Financial & Insurance Services, Inc. as of March 31, 2015 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of CPS Financial & Insurance Services, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CPS Financial & Insurance Services, Inc. as of March 31, 2015 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended March 31, 2015 (Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, and Information for Possession or Control Requirements Under Rule 15c3-3) has been subjected to audit procedures performed in conjunction with the audit of CPS Financial & Insurance Services, Inc.'s financial statements. The supplemental information is the responsibility of CPS Financial & Insurance Services, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

To the Board of Directors and Shareholders
of CPS Financial & Insurance Services, Inc.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, CA

May 21, 2015

CPS Financial & Insurance Services, Inc.
Statement of Financial Condition
March 31, 2015

Assets

Cash	
Checking	$43,315
Money Markets	18,193
Total Cash	61,508
Securities at Market Value	398,983
Property and equipment net of depreciation of $4,831	335
Investment at base value	14,992
Prepaid expense	2,301
Total Assets	$478,119

Liabilities and Shareholder's Equity

Liabilities	
Accounts Payable	$593
Commission payable	21,124
Accrued Liabilities	3,910
Total Liabilities	25,627
Shareholder's Equity	
Common stock ($1 par value, 100,000 shares authorized and issued; 6000 shares outstanding)	6,000
Paid-in capital	1,000
Retained earnings	445,492
Total Shareholder's Equity	452,492
Total Liabilities and Shareholder's Equity	$478,119

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Statement of Income (Loss)
For the Year Ended March 31, 2015

Revenues	
Commissions	$156,990
Other revenue (net)	2,321
Interest	1
Dividend	8,228
Mark to market - securities	88,169
Total Revenues	$255,709
Expenses	
Commission expense	$40,599
Depreciation	948
FINRA fees	9,801
Licenses	8,380
Professional services	97,899
Rent	12,000
Miscellaneous	3,239
Total Operating Expenses	172,866
Income before Tax Provision	82,843
Income Tax Provision	800
Net Income	$82,043

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended March 31, 2015

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total Equity
Balance, March 31, 2014	6,000	$6,000	$1,000	$363,449	$370,449
Net Income				82,043	82,043
Balance, March 31, 2015	6,000	$6,000	$1,000	$445,492	$452,492

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Statement of Changes in Financial Condition
For the Year Ended March 31, 2015

Cash Flows from Operating Activities:	
Net Income	$82,043
Depreciation	948
Changes in operating assets and liabilities:	
Receivables other	1,398
Prepaid expenses	(1,277)
Investment	(961)
Accounts payable	593
Accrued expenses	2,414
Commission payable	19,414
Net cash provided by operating activities	104,572
Cash Flows from Investing Activities	
Securities, net	(88,169)
Net cash provided from investing activities	(88,169)
Cash Flows from Financing Activities:	0
Net increase in cash	16,403
Cash at beginning of year	45,105
Cash at end of year	$61,508

SUPPLEMENTAL INFORMATION

Cash paid for income taxes:	
Federal tax	$0
State tax	800
Cash paid for interest	$0

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Notes to Financial Statements
March 31, 2015

Note 1 - Organization and Nature of Business

CPS Financial & Insurance Services, Inc. (the Company), a wholly owned subsidiary of Andrew A. Holden Family Trust, is a wholesaler of variable insurance products to other Financial Industry Regulatory Agency ("FINRA") member broker/dealers registered with the Securities and Exchange Commission under SEC Rule 15c3-3(a)(2)(vi). The Company was incorporated in the state of California on April 1, 1996 under the name CPS Financial Services, Inc. On October 9, 1997, the Company changed its name to CPS Financial & Insurance Services, Inc.

On May 21, 1997 the Company was approved for membership by the National Association of Securities Dealers subject to the execution of the restriction agreement. The NASD and NYSE Member Regulation consolidated in 2007 to form FINRA. The Company will only act as a wholesaler of variable insurance products to other FINRA Regulation member broker/dealers. The Company does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission. On May 11, 2009, CPS Insurance Services, the parent company sold the Company to Andrew A. Holden Family Trust.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company conducts 1 type of business as a securities broker-dealer.

- Selling variable life insurance or annuities

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Based upon the income reported, the commissions earned from the sale of variable life insurance represents the major portion of the business.

Revenue Recognition - The Company recognizes revenue upon receipt of the funds by The Variable Life Insurance Companies.

Note 2 – Significant Accounting Policies (continued)

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2011 to the present, generally for three years after they are filed.

Depreciation – Depreciation is calculated on the accelerated method over estimated economic lives. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Property and equipment are carried at cost.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Note 3 – Fair Value (continued)

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2015.

Fair Value Measurements on a Recurring Basis
As of March 31, 2015

Assets	Level 1	Level 2	Level 3
Cash and Securities	$61,508	$ 0	$ 0

Note 4 – Related Party

The Company has paid rent for the full year, in the amount of $12,000, to its former parent company.

Note 5 – Investment

The Company has invested in a private company with a 10 percent annual rate of return. This balance represents the equity balance as of December 31, 2014 on the private company's tax return.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on March 31, 2015, the Company had net capital of $35,881 which was $30,881 in excess of its required net capital requirement of $5,000. The Company's percentage of aggregate indebtedness, $25,627 to net capital was 71.42%.

Note 7 – Provision for Income Taxes

Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB ASC 740, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities.

Note 8 – Other Revenue (Net)

Other revenue (net) represents net revenue earned on the investment in a private company (See Note 5)

Pass through entity income	$2,321
Total amount (net)	$2,321

Note 9 – SIPC

The Company is not a member of the Securities Investor Protection Corporation (SIPC).

Note 10 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end March 31, 2015 through May 21, 2015, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

CPS Financial & Insurance Services, Inc.
Schedule I – Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
March 31, 2015

Computation of Net Capital	
Total ownership equity from statement of financial condition	$452,492
Nonallowable assets - schedule attached	-416,611
Net Capital	$35,881
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness - 6.66% of net aggregate indebtedness	$1,708
Minimum dollar net capital required	$5,000
Net Capital required (greater of above amounts)	$5,000
Excess Capital	$30,881
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$33,318
Computation of Aggregate Indebtedness	
Total Liabilities	$25,627
Percentage of aggregate indebtedness to net capital	71.42%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	
Unaudited net capital	$60,915
Audit adjustment - other	(25,034)
Audited Net Capital	$35,881

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Non-Allowable Assets
March 31, 2015

Non –Allowable Assets	
Property and equipment, net	$335
Investment	14,992
Prepaid expenses	2,301
Securities @ Market Value	398,983
	416,611

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of March 31, 2015

A computation of reserve requirement is not applicable to CPS Financial & Insurance Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2)(I).

CPS Financial & Insurance Services, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of March 31, 2015

Information relating to possession or control requirements is not applicable to CPS Financial & Insurance Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2)(I).

CPS Financial and Insurance Services, Inc.
4400 MacArthur Blvd., Suite 800
Newport Beach, CA 92660

Exemption Request Form

March 31, 2015

Joseph Yafeh, CPA
11300 W. Olympic Blvd, Suite 875
Los Angeles, CA 90064

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Yafeh:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

CPS Financial & Insurance Services, Inc met the Section 240.15c3-3(k)(2)(i) exemption for the period June 1, 2014 through March 31, 2015.

Sincerely,

Lisa Barnes

Lisa Barnes, CFO

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Registered Public Accounting Firm

Exemption Report Review

To the Board of Directors and Shareholders
of CPS Financial & Insurance Services, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) CPS Financial & Insurance Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which CPS Financial & Insurance Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) CPS Financial & Insurance Services, Inc. stated that CPS Financial & Insurance Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. CPS Financial & Insurance Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CPS Financial & Insurance Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Yafeh, CPA

Los Angeles, CA

May 21, 2015

McCARTER
&ENGLISH
ATTORNEYS AT LAW

SEC MAIL PROCESSING
RECEIVED
JUN 1 2015
WASH, D.C.
196 SECTION

SEC MAIL PROCESSING
RECEIVED
MAY 29 2015
WASH, D.C.
196 SECTION

David Matlin
Special Counsel
T. 732-867-9677
F. 732-352-7821
dmatlin@mccarter.com

McCarter & English, LLP
Two Tower Center Boulevard
24th Floor
East Brunswick, NJ 08816
T. 732.867.9777
F. 732.393.1901
www.mccarter.com

BOSTON
HARTFORD
STAMFORD
NEW YORK
NEWARK
EAST BRUNSWICK
PHILADELPHIA
WILMINGTON
WASHINGTON, DC

Sent via Federal Express

May 28, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Wayside Technology Group, Inc./Annual Report

Dear Sir/Madam:

Pursuant to Rule 14a-3(c) under the Securities Exchange Act of 1934, as amended, on behalf of Wayside Technology Group, Inc. (the "Corporation", submitted herewith are seven (7) copies of the Company's Annual Report for the year ended December 31, 2014 (the "Annual Report"). On April 20, 2015, the Corporation mailed to its stockholders its definitive proxy statement and related materials in connection with the 2015 Annual Meeting of Stockholders of the Corporation to be held on June 3, 2015.

The filling of the definitive proxy materials was effected by direct transmission to the Securities and Exchange Commission's EDGAR System.

Please call me should you have any questions regarding the above.

Kindly acknowledge receipt of this letter and the enclosures by stamping the accompanying copy of this letter and returning it in the enclosed self-addressed envelope.

Thank you.

Best regards,

David Matlin

c.c. Kevin Scull, Vice President and Chief Accounting Officer

McCARTER
&ENGLISH
ATTORNEYS AT LAW

Sent via Federal Express

May 28, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Wayside Technology Group, Inc./Annual Report

Dear Sir/Madam:

David Matlin
Special Counsel
T. 732-867-9677
F. 732-352-7821
dmatlin@mccarter.com

Pursuant to Rule 14a-3(c) under the Securities Exchange Act of 1934, as amended, on behalf of Wayside Technology Group, Inc. (the "Corporation", submitted herewith are seven (7) copies of the Company's Annual Report for the year ended December 31, 2014 (the "Annual Report"). On April 20, 2015, the Corporation mailed to its stockholders its definitive proxy statement and related materials in connection with the 2015 Annual Meeting of Stockholders of the Corporation to be held on June 3, 2015.

McCarter & English, LLP
Two Tower Center Boulevard
24th Floor
East Brunswick, NJ 08816
T. 732.867.9777
F. 732.393.1901
www.mccarter.com

The filling of the definitive proxy materials was effected by direct transmission to the Securities and Exchange Commission's EDGAR System.

Please call me should you have any questions regarding the above.

Kindly acknowledge receipt of this letter and the enclosures by stamping the accompanying copy of this letter and returning it in the enclosed self-addressed envelope.

Thank you.

Best regards,

David Matlin

c.c. Kevin Scull, Vice President and Chief Accounting Officer

BOSTON
HARTFORD
STAMFORD
NEW YORK
NEWARK
EAST BRUNSWICK
PHILADELPHIA
WILMINGTON
WASHINGTON, DC